

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via Email
Eric J. Vetter
Chief Financial Officer
Unwired Planet, Inc.
170 South Virginia Street, Suite 201
Reno, Nevada 89501

>   **Re: Unwired Planet, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 11, 2013**
>   **File No. 333-187176**

Dear Mr. Vetter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference, page 16

1.   Please amend your filing to list your Current Reports on Form 8-K filed on October 22, 2012 and January 14, 2013 as specifically incorporated by reference into the prospectus, as required by Item 12 of Form S-3.

Exhibit 5.1

2.   We note that the legality opinion filed as Exhibit 5.1 addresses the legality of each component of the units being registered, but does not address the legality of the unit itself. Please amend the opinion to also address the legality of the unit itself and refile. We refer you to Staff Legal Bulletin 19, Section II.B.1.h.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3453 with any other questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via Email
        Joseph L. Johnson III